

June 15, 2015

Via E-mail
Mr. Harald Stobbe
President, Chief Executive Officer and Director
T-Bamm
Kiefernst. 1, 76327 Pfinztal, Germany

> **Re: T-Bamm**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2015**
> **File No. 333-203754**

Dear Mr. Stobbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. We note your revised disclosure in response to comment 2 of our letter dated May 26, 2015 and we partially reissue the comment. Please revise to limit your cover page to one page, including only the information set forth in Item 501(b) of Regulation S-K. Additionally, please highlight your cross-reference to the risk factors in a prominent manner as required by Item 501(b)(5) of Regulation S-K. Lastly, please revise to add any extension period for the offering, as set forth on page 8.

2. We note the net proceeds included in the table on the cover page. Please clearly disclose the offering costs that are being subtracted from the total proceeds, to arrive at the net proceeds.

The Offering, page 8

3. We note the added disclosure that the company may extend the offering for an additional 90 days "or such period as the Company deems reasonable." Please revise to remove. We direct your attention to Rule 415(a)(2) of Regulation C.

4. We reissue comment 5 from our letter dated May 26, 2015. Please revise the net proceeds on this page to clearly reflect that this assumes the maximum is raised, that there is no minimum in this offering and that there is no guarantee that you will raise any proceeds in this offering. Revise similar references to net proceeds or the amount of common stock to be outstanding after the offering.

Use of Proceeds, page 17

5. We reissue comment 7 of our letter dated May 26, 2015 as we continue to note your statement on page 12 that "if less than all of the shares are sold, management will be required to adjust its plans and allocate proceeds in a manner which it believes, in our sole discretion, will be in our best interests." In this regard, it appears you have shown investors the allocation of proceeds received at different levels under this heading. Please reconcile this statement with the disclosure in this section. In addition, please discuss in this section any ability, if any, to adjust the uses of proceeds you've set forth in the table. See Instruction 7 to Item 504 of Regulation S-K.

6. We note your revised disclosure in response to comment 8 and your response to comment 9 of our letter dated May 26, 2015. Please further revise to clarify your reference to "no other proceeds" received. In this regard, it is unclear to what level of proceeds you are referring at which point Mr. Stobbe will step in to provide a maximum of $25,000 toward offering expenses and maintenance of company reporting status although, based on your response to comment 9, it appears Mr. Stobbe will step in in the event the company raises less than $25,000. Please revise to clarify. In addition, please provide clear disclosure of the use of proceeds if you sell less than 25% of the shares in this offering. We also direct your attention to the statement in the first risk factor on page 12 that the company requires 25% of the offering proceeds be raised to implement its business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operations, page 37

7. We note your revised disclosure in response to comment 15 of our letter dated May 26, 2015 and we reissue the comment. Please revise to definitively state how long you can stay in business with your current resources, assuming you raise minimal funds from this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director